ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202
May 29, 2026
VIA EDGAR TRANSMISSION
Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
File Nos.: 333-179562 and 811-22668
Defiance Daily Target 3X Long JOBY ETF (S000100307) (the “Fund”)
Dear Mr. Orlic:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 1159 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed on May 27, 2026 (SEC Accession No. 0000894189-26-016076) pursuant to Rule 485(a)(1) under the Investment Company Act of 1940, as amended (“1940 Act”).
The initial registration for the Fund as a new series of the Trust was filed as Post-Effective Amendment No. 1046 to the Trust’s registration statement pursuant to Rule 485(a)(2) under the 1940 Act on October 23, 2025 (SEC Accession No. 0000894189-25-011686), which included multiple new series (the “Original Amendment”), and would have become effective on January 3, 2026. The effective date of the Original Amendment has been continuously extended by 485BXT filings. With the filing of the Amendment on May 27, 2026, the Fund was separated from the group of funds contained in the Original Amendment and was no longer included in the most recent 485BXT filed as Post-Effective Amendment No. 1158 to the Trust’s registration statement on May 27, 2026. As such, the Trust considers this request for withdrawal of the Amendment as a request to withdraw the registration of the Fund.
No securities were sold in connection with the Original Amendment or the Amendment.
If you have any additional questions or require further information related to this filing, please do not hesitate to contact me at rachel.spearo@usbank.com or (414) 516-1692.
Sincerely,
/s/ Rachel A. Spearo
Rachel A. Spearo
for U.S. Bank Global Fund Services
the Trust’s Administrator